Exhibit 1

PURCHASE AGREEMENT

This Purchase Agreement (this “Agreement”), dated as of November 5, 2024, is by and between CP Acquisitions, LLC (“CP Acquisitions”), GIC Acquisition LLC (“GIC Acquisition”), M Cannan Capital, LLC, M Olivet Capital, LLC, M Zion Capital, LLC, RTC3 2020 Irrevocable Trust, Chinwei Wang, Raymond N. Chang (“Mr. Chang”) and I-Tseng Jenny Chan (“Ms. Chan”) (collectively, the “Sellers”), RSLGH, LLC a Delaware limited liability company (“Buyer”), and Mr. Chang, as Seller Representative (“Representative”).

WHEREAS, Sellers hold and possess certain warrants (the “Warrants”) and common shares (the “Shares” and collectively with the Warrants, the “Sellers Equity”) in Agrify Corporation, a corporation organized under the laws of Nevada (the “Company”); and

WHEREAS, Sellers wish to sell to Buyer, and Buyer wishes to purchase from Sellers, the Sellers Equity as set forth herein.

NOW, THEREFORE, for and in consideration of the premises and mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties do hereby agree as follows:

1.	PURCHASE AND SALE OF THE SHARES

Upon the terms and subject to the conditions set forth in this Agreement, on the date in which the conditions set forth in Section 4 are met or waived, which the parties intend to be the date hereof (the “Closing Date”), Sellers shall sell, transfer, assign and convey the Sellers Equity to Buyer utilizing all documentation to effectuate the transfer as Buyer shall reasonably request, and, in consideration thereof and as set forth below, Buyer shall pay to Sellers $18,280,000 (the “Purchase Price”), which shall be comprised of $15,000,000 in cash (the “Cash Consideration”) and $3,280,000 in subordinate voting shares (the “Parent Shares”) of Green Thumb Industries Inc., a corporation incorporated under the laws of the Province of British Columbia (“Parent”), which are, as of the date of this Agreement publicly traded on the CSE (as defined below) under the ticker symbol GTII.CN (“Share Consideration”) as payment in full for the Sellers Equity.

The Cash Consideration shall be paid in U.S. Dollars to Representative in immediately available funds to the bank account set forth on Schedule I, for further distribution by Representative to the Sellers in accordance with their agreements. Each Seller hereby confirms and agrees that upon Buyer or the Escrow Agent (as defined below) making any such payment of the Cash Consideration to Representative, Buyer shall have satisfied its obligation to make such payment to all Sellers and that no further action by Buyer shall be required in furtherance thereof, and that Buyer has no obligation to cause Representative to make, or confirm Representative has made, the further distribution of such Cash Consideration to the Sellers. At least five Business Days prior to the issuance of any of the Share Consideration, Representative shall deliver a direction letter, in form and substance reasonably satisfactory to Buyer, executed by each Seller, setting forth the allocation of such Share Consideration issuance as between the Sellers.

The Purchase Price shall be paid as follows:

(a) First Tranche. On or before three days following the Closing Date, Buyer shall pay to Sellers $10,000,000 of the Cash Consideration (the “First Tranche Cash Payment”).

(b) Second Tranche. No later than five Business Days (meaning any day other than Saturday, Sunday or other day on which commercial banks in the City of Chicago, Illinois are authorized or required by law to remain closed) following the completion of the Cultivation Transfer and following receipt of a letter from Mack as to the Mack Payoff Amount in form reasonably satisfactory to Buyer (such date payment is due, the “First Share Payment Date”), subject to Section 6 below, the Buyer shall pay (i) to Mack Molding Company (“Mack”), an amount from the Cash Consideration equal to the amount necessary to pay off all amounts owed to Mack and to remove any and all liens held by Mack in any Company Party (as defined below) (the “Mack Payoff Amount”), (ii) to the Sellers, an amount of the Cash Consideration equal to $1,300,000 minus the amount that the Mack Payoff Amount is greater than $2,700,000 (the amount paid to the Sellers, the “Second Tranche Cash Payment”), and (iii) $650,000 of Parent Shares from the Share Consideration, with the number of Parent Shares calculated using a VWAP with the VWAP End Date being three trading days prior to the First Share Payment Date, rounded up or down to the nearest whole share number.

(c) Third Tranche. On December 31, 2025, subject to Section 6 below, (the “Second Share Payment Date”, and, the First Share Payment Date or Second Share Payment Date, as applicable, the “Share Payment Date”), the Buyer shall pay to the Sellers (i) the remaining Share Consideration, with the number of Parent Shares calculated using a VWAP with the VWAP End Date being three trading days prior to the Second Share Payment Date, rounded up or down to the nearest whole share number, and (ii) the remainder of the Cash Consideration (the “Third Tranche Cash Payment”).

“VWAP” means the volume weighted average of the sale price of the Parent Shares on the Canadian Securities Exchange (“CSE”) (or, if not then traded on the CSE, on the principal securities exchange on which the Parent Shares are at the time listed), as published by Bloomberg, averaged over twenty (20) consecutive trading days, ending on the VWAP End Date. The price per Parent Share shall be converted from Canadian Dollars to US Dollars pursuant to the exchange rate published by Bloomberg on the VWAP End Date.

“VWAP End Date” means the final trading day used to calculate any such VWAP.

2.	REPRESENTATIONS AND WARRANTIES OF SELLERS

Sellers, jointly and severally, represent and warrant to Buyer as of the date hereof and as of the Closing Date that:

(a) Authority and Enforceability.

(i) Each Seller has all necessary power and authority (and, for any Seller that is a natural person, the legal capacity) to execute, deliver and perform its obligations under this Agreement and each of the other documents to be executed or delivered in connection with this Agreement (the “Transaction Documents”) and to consummate the transactions contemplated hereby and thereby. This Agreement and the Transaction Documents have been duly executed and delivered by each Seller and, assuming due authorization, execution and delivery by Buyer, constitute legally valid and binding obligations of each Seller, enforceable against such Seller in accordance with their respective terms, except that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general equitable principles.

(ii) The Company is a corporation duly incorporated, validly existing, and in good standing under the laws of the State of Nevada, with full organizational power and authority to conduct its business as it is now being conducted, to own or use the properties and assets that it purports to own or use, and to perform all its obligations under the contracts to which it is party.

(b) No Violation. Except as set forth on Schedule 2(b), the execution and delivery of this Agreement and the Transaction Documents by each Seller, and the performance by each Seller of its obligations hereunder and thereunder, and the consummation of the transactions contemplated hereby and thereby, will not (i) result in a breach or violation of any provision of any Seller’s or, to Sellers’ Knowledge, the Company’s organizational documents, (ii) violate or breach any statute, law, writ, order, rule or regulation (“Laws”) of any government, governmental agency, authority, court or other tribunal (collectively, “Governmental Authority”) applicable to any Seller or, to Sellers’ Knowledge, the Company, (iii) breach or result in default of any judgment, injunction, decree or determination of any Governmental Authority applicable to any Seller or, to Sellers’ Knowledge, the Company; or (iv) breach, violate, require the consent of any third party under, or give any third party the right to modify, terminate, or accelerate any obligation under any material agreement to which any Seller or the Company is a party or by which any Seller or, to Sellers’ Knowledge, the Company may be bound.

(c) Title to Shares; Capitalization.

(i) Each Seller has good, legal and valid title to their portion of the Sellers Equity, is the beneficial owner of their portion of the Sellers Equity, and has the full right to transfer their portion of the Sellers Equity. The Sellers Equity is owned by the Sellers free and clear of any lien, pledge, security interest, charge, hypothecation, security agreement, security arrangement or encumbrance or other adverse claim against title of any kind (collectively, “Liens”) and the sale of the Sellers Equity will not result in the creation of any Lien. No Seller has previously sold, conveyed, transferred, assigned, participated, pledged or otherwise encumbered any of the Sellers Equity in whole or in part. Upon delivery of the Sellers Equity to Buyer on the Closing Date, against payment therefor as contemplated hereby, each Seller will transfer to Buyer good, legal and valid title to their portion of the Sellers Equity free and clear of any and all Liens. The Seller Held Debt (as defined below) represents all indebtedness held by any Seller in the Company and each subsidiary of the Company or any other Person in which the Company holds any type of ownership or equity interests (each, a “Company Subsidiary” and the Company Subsidiaries together with the Company, the “Company Parties”) and the amount of the Seller Held Debt is the Cultivation Purchase Price.

(ii) The number of Shares, Warrants and the warrant shares represented by such Warrants held by each Seller are as set forth in Schedule 2(c)(ii)(1) attached hereto. The Sellers Equity constitutes the entirety of any equity interests the Sellers, and any affiliates of any Seller, have in the Company. The allocation of the Purchase Price as amongst the Sellers is agreed to and, at each time any amount of the Purchase Price is paid or issued, it shall be agreed to by each Seller, and, for any Seller which is not a natural person, by the Persons holding any equity interest in such Seller. The fully diluted capitalization of the Company is as set forth on Schedule 2(c)(ii)(2).

(d) Consents and Approvals. Neither the execution and delivery by Sellers of this Agreement or any other Transaction Document, nor the performance by Sellers of their obligations under this Agreement or any other Transaction Document requires the consent, approval, order or authorization of, or registration with, or the giving notice to, any Governmental Authority or any individual, partnership, corporation, limited liability company, association, estate, trust, business trust, fund, investment account or other entity (each, including a Governmental Authority, a “Person”), except applicable insider filings and announcements required by Sellers, notifying any relevant Governmental Authority as it relates to the disclosure of the new directors, ownership, etc., any filings required of the Company and/or its affiliates under U.S. securities laws or to Nasdaq, Inc. or the Nasdaq Stock Market, LLC as a result of this Agreement and the transactions contemplated hereunder and any other such filing, notice or approval as have been obtained, made or given or are otherwise set forth in this Agreement.

(e) Non-reliance. Each Seller (i) is a sophisticated investor and has such knowledge and experience in financial and business matters as to be capable of evaluating independently the merits, risks and suitability of entering into this Agreement and the transactions contemplated hereby, (ii) has conducted its own analysis and due diligence and independently obtained such information as it deems necessary in order to make an informed investment decision with respect to selling the Sellers Equity and acquiring the Parent Shares, (iii) is able to bear the risks attendant to the transactions contemplated hereby and (iv) is dealing with Buyer on a professional arm’s-length basis, and neither Buyer nor any of its affiliates is acting as a fiduciary or advisor to any Seller with respect to this Agreement or any of the transactions contemplated hereby.

(f) No Proceedings.

(i) Except as set forth on Schedule 2(f), there is no action, lawsuit, arbitration, claim, demand, proceeding, written inquiry, audit, notice of violation, litigation, citation, summons, subpoena or investigation of any nature proceeding, pending or threatened, against any Seller that, individually or in the aggregate, could reasonably be expected to adversely affect (i) the Sellers Equity, (ii) any action taken or to be taken by any Seller under this Agreement, or (iii) to Sellers’ Knowledge, any Company Party, or any Company Party’s properties, assets or the business (“Company Litigation”). For each Company Litigation, Schedule 2(f) also sets forth, to Sellers’ Knowledge, the potential exposure to the Company Parties. For purposes of this Agreement, “Sellers’ Knowledge” or other similar knowledge qualifications, means solely the actual or constructive knowledge of Mr. Chang and Ms. Chan, after due inquiry.

(ii) To Sellers’ Knowledge, there are no outstanding orders, writs, judgments, injunctions, decrees, stipulations, determinations, Liens or awards (“Governmental Orders”) entered by or with any Governmental Authority or unsatisfied judgments, penalties or awards against or affecting a Company Party or any of its respective properties or assets.

(g) No Dividends. No Seller has received, nor has become entitled to receive, any payments or other distribution, including, without limitation, dividends, with respect to the Shares (any of the foregoing, “Dividends”).

(h) No Broker. There is no investment banker, broker, finder, or other intermediary retained by or authorized to act on behalf of any Seller who might be entitled to any fee or commission from Buyer, the Company or any of their affiliates upon consummation of the transactions contemplated hereby.

(i) Securities Laws.

(i) Each Seller acquired its portion of the Sellers Equity for its own account and not with a view to the distribution of such Shares or Warrants.

(ii) The transfer of the Shares and Warrants to Buyer is not being effected for or on behalf of the Company.

(iii) The Sellers Equity has not been offered through any form of “general solicitation” or “general advertising”, each as defined in Rule 502(c) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

(iv) Immediately prior to making the offer of the Sellers Equity to Buyer, each Seller had reasonable grounds to believe, and did believe, that Buyer is an “accredited investor” as defined in Rule 501(a) under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A under the Securities Act.

(v) Sellers Equity are “restricted securities” under applicable U.S. federal and state securities laws, which must be held indefinitely unless registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

(vi) Buyer and Parent are relying on an exemption from the requirement to provide the Sellers with a prospectus under Canadian securities laws with respect to the issuance of the Share Consideration and, as a consequence of acquiring the Share Consideration pursuant to such exemption, the Sellers acknowledge that the Share Consideration is subject to resale restrictions under National Instrument 45-102 Resale of Securities and may not be sold or otherwise disposed of in Canada for a period of four months from the date of distribution of the Share Consideration, unless a statutory exemption is available allowing the earlier resale thereof.

(vii) None of the Sellers is a resident of any jurisdiction in Canada or otherwise subject to the securities laws of Canada.

(j) Company Liabilities. To Sellers’ Knowledge, Schedule 2(j) sets forth a complete and accurate list of all liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, recorded or unrecorded, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise (“Liabilities”) of each Company Party, existing as of the date hereof or that shall result from either (i) Buyer’s acquisition of the Sellers Equity or (ii) the Cultivation Transfer. To Sellers’ Knowledge, Schedule 2(j) separately lists all Liabilities of the Company Parties (a) related to the Cultivation Business (as defined below) and (b) all other Liabilities of the Company Parties. To Sellers’ Knowledge, the Company Parties have no Liabilities other than as set forth on Schedule 2(j).

(k) Absence of Fraud; Public Filings. No Seller has committed, and to Sellers’ Knowledge no third party has committed, any fraud or willful misconduct with respect to the business and affairs of the Company. To Sellers’ Knowledge and other than as explicitly and publicly disclosed with respect certain of the Company’s financial statements set forth in the Company’s August 14, 2024 Quarterly Report, no periodic reports filed by the Company pursuant to the Securities Exchange Act of 1934 contain any untrue statements of material fact, or omit to state a material fact necessary to make the statements contained therein not misleading.

(l) Related party transactions. Schedule 2(l) sets forth all agreements, contracts, transactions or other arrangements between a Company Party, on the one hand, and any Seller or affiliate of any Seller, including any family member of any Seller that is a natural Person, on the other.

(m) Compliance with Laws. To Sellers’ Knowledge, the Company Parties are now complying, and since January 1, 2020 have complied, in all material respects with all Laws and Governmental Orders applicable to the Company Parties and their properties, assets and business.

3.	REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Sellers as of the date hereof and as of the Closing Date that:

(a) Organization. Buyer is an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation.

(b) Authority and Enforceability. Buyer has all necessary power and authority to execute, deliver, and perform its obligations under this Agreement and the Transaction Documents and to consummate the transactions contemplated hereby and thereby. This Agreement and the Transaction Documents have been duly executed and delivered by Buyer and, assuming due authorization, execution and delivery by Sellers, constitute legally valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms, except that such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting the rights of creditors generally or by general equitable principles.

(c) No Broker. There is no investment banker, broker, finder, or other intermediary retained by or authorized to act on behalf of Buyer who might be entitled to any fee or commission from Sellers or any of its affiliates upon consummation of the transactions contemplated hereby.

(d) Securities Act.

(i) Buyer is an “accredited investor” within the meaning of Rule 501(a) of Regulation D under the Securities Act or a “qualified institutional buyer” as defined in Rule 144A under the Securities Act and is acquiring the Sellers Equity from Sellers for Buyer’s own account and for purposes of investment and not with a view toward, or for sale in connection with, any distribution thereof, except in compliance with applicable laws, including U.S. federal and state securities law.

(ii) Buyer has such knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of its investment in the Shares and Warrants and is capable of bearing the economic risks of such investment, and Buyer has previously invested in securities similar to the Shares and Warrants.

(e) Restricted Securities; Restrictions on Transfer. Buyer understands that the common shares underlying the Sellers Equity are “restricted securities” under applicable U.S. federal and state securities laws and that, pursuant to these laws, Buyer must hold such shares indefinitely unless they are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

4.	CONDITIONS OF CLOSING

(a) Conditions to Sellers’ Obligation to Transfer. The obligation of Sellers hereunder to transfer the Sellers Equity to Buyer on the Closing Date is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by Sellers in whole or in part):

(i) The representations and warranties of Buyer shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and Buyer shall have performed, satisfied and complied with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by Buyer at or prior to the Closing Date.

(ii) The Company (or its trustee, transfer agent, registrar or counsel, as the case may be) shall have confirmed in writing that it has received all documents, in acceptable form, that are necessary to effect the transfer of the Shares and Warrants from Sellers to Buyer, and that it is prepared to effect such transfer, or taken any such other steps as may be required to effect the transfer of the Shares and Warrants.

(b) Conditions to Buyer’s Obligation to Pay Purchase Price. The obligation of Buyer hereunder to pay the First Tranche Cash Payment to the Sellers on the Closing Date is subject to the satisfaction, on or before the Closing Date, of each of the following conditions (any of which may be waived by Buyer in whole or in part):

(i) The representations and warranties of the Sellers shall be true and correct in all material respects as of the date when made and as of the Closing Date as though made at that time (except for representations and warranties that speak as of a specific date), and the Sellers shall have performed, satisfied and complied with the covenants, agreements and conditions required by this Agreement to be performed, satisfied or complied with by the Sellers at or prior to the Closing Date.

(ii) The Company (or its trustee, transfer agent, registrar or counsel, as the case may be) shall have confirmed in writing that it has received all documents, in acceptable form, that are necessary to effect the transfer of the Shares and Warrants from the Sellers to Buyers, and that it has effected such transfer.

(iii) The board of Directors of the Company shall have approved incurring the Buyer Held Debt.

(iv) Immediately subsequent to the Closing, Mr. Chang and Ms. Chan shall have resigned from the board of directors of the Company, Mr. Chang shall have resigned as Chief Executive Officer (and as any other officer) of the Company, and the remaining directors will (i) appoint three Persons satisfactory to Buyer in its sole discretion to fill the board vacancies caused by such resignations and increased board size, and (ii) appoint a replacement Chief Executive Officer reasonably satisfactory to Buyer in its sole discretion.

(v) Buyer shall have received a certificate from Representative certifying that, with respect to each Seller that is not a natural person, attached thereto are true and complete copies of (i) certified certificates of incorporation or organization, or the applicable equivalent for such Seller, (ii) bylaws, operating agreement or the applicable equivalent for such Seller, and (iii) all resolutions adopted by the applicable Board of Directors or Managers, Trustees or members of such Seller authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby; and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby.

(vi) The Company and Maxim Group LLC (“Maxim”) shall have modified that engagement letter dated August 6, 2024, such that the Company shall have no obligation to Maxim for any amounts owed now or in the future except as otherwise disclosed on Schedule 2(h), other than as specifically related to the Fairness Opinion, or other commitments that are reasonably satisfactory to Buyer.

(vii) The Sellers shall have provided to Buyer executed (i) stock powers, as to the transfer of the Shares from Sellers to Buyer, in form reasonably satisfactory to Buyer, and (ii) assignments of the Warrants, in the form as attached to the Warrants.

5.	POST CLOSING COVENANTS

(a) Cultivation Transfer.

(i) Buyer and Sellers acknowledge that the Company is preparing to sell and assign (the “Cultivation Transfer”) to CP Acquisitions or an affiliate of CP Acquisitions (such Person that acquires the Cultivation Business, the “Cultivation Buyer”) the assets and liabilities of the Company’s cultivation business, including those set forth on Appendix I (the “Cultivation Business”) in exchange for the transfer of all indebtedness of the Company Parties held by any of the Sellers (“Seller Held Debt”), which today is an amount equal to $6,922,431.12 (including any further accrued interest, fees, penalties or other obligations of any kind as of the closing of the Cultivation Transfer, the “Cultivation Purchase Price”) and that the Company is seeking a fairness opinion from an independent investment bank (the “Bank”) regarding the fairness of the Cultivation Transfer to the Company (the “Fairness Opinion”). CP Acquisitions shall, and the other Sellers shall cause CP Acquisitions to, complete or cause Cultivation Buyer to complete the Cultivation Transfer upon the receipt by CP Acquisitions of purchase and sale documents prepared by the Company and after the Fairness Opinion is obtained by the Company (the “Cultivation Sale Prerequisites”).

(ii) CP Acquisitions further agrees that, in the event the board of directors of the Company determines that the Cultivation Transfer is not fair to the Company, Cultivation Buyer will agree to an increase in the Cultivation Purchase Price (such final price, the “Final Cultivation Purchase Price”, and the amount of such increase, the “Additional Cultivation Purchase Price”) such that a Fairness Opinion may be obtained (provided that, for the avoidance of doubt, the transfer of the Seller Held Debt shall remain part of the Cultivation Purchase Price). The Additional Cultivation Purchase Price shall be paid as equity in Cultivation Buyer to the Company, either as direct ownership equity or as exchangeable or other convertible equity, at Company’s option, with the value of Cultivation Buyer being equal to the Final Cultivation Purchase Price (as determined on a fully diluted basis without any control or other premium being considered). Cultivation Buyer shall negotiate terms of such investment, including the terms of Cultivation Buyer’s operating agreement, reasonably and in good faith with the Company (and the Sellers shall cause Cultivation Buyer to negotiate reasonably and in good faith), and Cultivation Buyer shall not, and the Sellers shall cause Cultivation Buyer not to, transfer any of the Cultivation Business to any other Person.

(iii) The Sellers hereby agree that, upon the closing of the Cultivation Transfer, all Seller Held Debt shall be transferred to CP Acquisitions (or an affiliate of CP Acquisitions) as debtor and obligor and the Seller Held Debt shall be deemed repaid in full (including as it relates to any interest, penalties, fees or other obligations) by the Company. At such time, (a) no Company Party shall be liable for or in any way restricted or encumbered by any Seller Held Debt (including for any payments of interest, fees, penalties or any other obligation thereunder) or any Seller Held Lien (defined below), (b) the Seller Held Liens shall be terminated as it relates to the Company Parties, and (c) in no event shall any of the Seller Held Debt be convertible into any securities of the Company. In the event any Seller Held Debt remains at the Company following the Cultivation Transfer, or in the event the Cultivation Transfer does not occur within a reasonable amount of time (as determined by Buyer in good faith) following completion of the Cultivation Sale Prerequisites to Sellers, Buyer shall have the option of paying off the remaining Seller Held Debt (and the applicable Seller shall accept such payoff), and shall be entitled to Set- Off such amounts paid.

(iv) Prior to the completion of the Cultivation Transfer, Sellers shall not (a) convert any portion of the Seller Held Debt into equity of the Company, or (b) in any way impose restrictions or encumbrances on the Company Parties or their operations in any manner permitted under the Seller Held Debt. For the sake of clarity, any and all senior or junior liens held by the Sellers over Company assets in effect as of the date hereof (the “Seller Held Liens”) shall remain in full force and effect through the closing of the Cultivation Transfer.

(v) The Sellers acknowledge on or immediately after the Closing Date the Company shall issue to Buyer (or an affiliate of Buyer) a Convertible Secured Note (the “Buyer Note”) pursuant to which the Buyer may make loans to the Company (the amount loaned at any time, “Buyer Held Debt”). Each Seller hereby (i) consents to and approves the Buyer Held Debt and the Company entering into the Buyer Note, (ii) agrees that the Buyer Held Debt is subordinated to the secured Seller Held Debt in all respects, (iii) accepts that the Liens held by the Buyer over Company assets pursuant to the Buyer Held Debt (the “Buyer Held Liens”) shall be subordinated to the Seller Held Liens in all respects and circumstances, (iv) waives any conversion, default or other right or obligation triggered under the Seller Held Debt due to the Buyer Held Debt and Company entering into the Buyer Held Note or due to the transactions or actions contemplated by this Agreement, and (v) agrees to forbear any default or event of default existing under any agreement evidencing the Seller Held Debt. In the event of any distribution to creditors of the Company in (i) any liquidation or dissolution of the Company, (ii) any bankruptcy, reorganization, insolvency, receivership, or similar proceeding relating to the Company or its property, (iii) any assignment by the Company for the benefit of its creditors, or (iv) any marshalling of the Company’s assets and liabilities, the Sellers shall first be entitled to receive payment in full of all amounts due on or in respect of Seller Held Debt prior to any payment on the Buyer Held Debt.

(b) Transition Plan. Buyer, Representative and Sellers shall use commercially reasonable effort to carry out the terms of the Transition Plan as set forth on Schedule 5(b) hereto (the “Transition Plan”).

(c) Escrow. Buyer and Representative shall use commercially reasonable efforts to enter into an Escrow Agreement (the “Escrow Agreement”) with a mutually agreed upon Escrow Agent (the “Escrow Agent”) within five Business Days following the date of this Agreement. Upon entering into the Escrow Agreement, Buyer shall deposit an amount equal to the amount of the Post-Closing Payments (the “Escrow Account”), which shall be disbursed as set forth in this Agreement.

(d) Additional Equity. In the event any Seller holds any restricted stock units (“Restricted Stock”) or stock options (“Stock Options”) of the Company granted under any equity incentive plan of the Company or otherwise (the “Equity Awards” and the common stock of the Company underlying such Equity Awards, the “Award Stock”), such Seller agrees to the following: (i) to promptly transfer the Award Stock to Buyer promptly upon receipt of such Award Stock, (ii) to not sell, assign, encumber or in any other way transfer any of the Award Stock except to Buyer, and (iii) to not exercise any Stock Options unless in connection with transferring the resulting Award Stock to Buyer with the consent of Buyer. Sellers agree that the Purchase Price constitutes in part consideration for the Award Stock and no further consideration from Buyer shall be paid in exchange for the Award Stock.

6.	INDEMNITY; LIMITATION OF LIABILITY

(a) Sellers Indemnity. Buyer shall indemnify and defend the Sellers against, and shall hold the Sellers harmless from and against, and shall pay and reimburse the Sellers for, any and all Losses (as defined below) incurred or sustained by, or imposed upon, the Sellers based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any of the representations, warranties covenants or agreements of Buyer contained in this Agreement, all of which shall last until December 31, 2025, other than those representations set forth in Section 3(a), Section 3(b), and Section 3(c), each of which shall survive indefinitely.

(b) Buyer Indemnity. Sellers shall, jointly and severally, indemnify and defend the Buyer against, and shall hold Buyer harmless from and against, and shall pay and reimburse Buyer for, any and all Losses (as defined below) incurred or sustained by, or imposed upon, Buyer based upon, arising out of, with respect to or by reason of any inaccuracy in or breach of any of the representations, warranties covenants or agreements of any Seller contained in this Agreement, all of which shall last until December 31, 2025, other than those representations set forth in Section 2(a)(i), Section 2(c), and Section 2(h) (together with the representations set forth in Section 3(a), Section 3(b), and Section 3(c), the “Fundamental Representations”), each of which shall survive indefinitely. Sellers further agree to, jointly and severally, indemnify and defend the Buyer against, and shall hold Buyer harmless from and against, and shall pay and reimburse Buyer for, any and all Losses (as defined below) incurred or sustained pursuant to or otherwise related to (i) those matters set forth on Schedule 6(b) hereto and (ii) any claim by any Seller that such Seller did not receive their share of any part of the Purchase Price. Sellers further agree to, jointly and severally, reimburse Buyer or, at the direction of Buyer, the Company, for any amounts by which the Mack Payoff Amount surpasses the Second Tranche Cash Payment (such amount deemed an indemnifiable Loss) (such Losses in this sentence and the immediately preceding sentence, “Specified Losses”).

(c) Losses. As used in this Agreement, “Losses” means losses, damages, liabilities, deficiencies, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees.

(d) Recovery of Losses.

(i) Buyer shall be entitled, but not obligated, to set-off from the Second Tranche Cash Payment, Third Tranche Cash Payment or the Share Consideration (collectively, the “Post- Closing Payments”), at Buyer’s option, any indemnifiable Losses actually incurred (the “Set- Off”). If Buyer has incurred any indemnifiable Losses for which Buyer seeks to Set-Off, Buyer shall notify Representative at least seven (7) days prior to the date a Post-Closing Payment is to be released from the Escrow Account. Such notice shall include Buyer’s reasonable basis for claiming such Loss and Buyer’s reasonable estimate of such Loss. Notwithstanding anything to the contrary, Representative, on behalf of the Sellers, shall have the opportunity to review the proposed Set-Off during such seven (7) day period and shall notify Buyer of any dispute with respect to the Set-Off. If Representative notifies Buyer of any such dispute within such seven (7) day period, Buyer and Representative shall cooperate in good faith to resolve any such dispute as promptly as possible. If Buyer and Representative are unable to resolve any dispute regarding the Set-Off within five (5) Business Days (or such longer period as Buyer and the Representative shall mutually agree in writing), following notice of such dispute, such dispute shall be submitted to, and all issues having a bearing on such dispute shall be resolved by, a nationally-recognized independent accounting firm mutually agreed upon by Buyer and Representative (such identified accounting firm or, if applicable, the firm so selected, the “Settlement Accountant”) (provided, that if Representative and Buyer cannot agree on an accountant within the five (5) Business Days resolution period, then the American Arbitration Association shall appoint the Settlement Accountant for resolution of the remaining disputed matters). Such resolution shall be final and binding on the parties. Buyer and Representative shall instruct the Settlement Accountant to use commercially reasonable efforts to complete its work within ten Business Days (10) days following its engagement. The fees, costs and expenses of the Settlement Accountant shall be borne equally by Buyer and the Sellers.

(ii) Thereafter, if a Set-Off is finally determined and when a Post-Closing Payment is due, if applicable, Buyer shall deliver written instructions to the Escrow Agent to release to Buyer an amount equal to any portion of the amount of such Loss, as reasonably calculated by Buyer in good faith, which shall be deducted from the Post-Closing Payment then due, with the remainder of the Post-Closing Payment distributed to the Representative in accordance with this Agreement.

(iii) In the event the parties are disputing a Set-Off at the time a Post-Closing Payment is due, Buyer shall withhold from the Post-Closing Payment an amount equal to proposed Set-Off. When such Set-Off is finally determined, Buyer shall, within two Business Days of such final determination, deliver written instructions to the Escrow Agent to release to Buyer an amount equal to any portion of the amount of such Loss, as finally determined, which shall be deducted from the Post-Closing Payment then due, with the remainder of the Post-Closing Payment distributed to the Representative in accordance with this Agreement

(iv) For a Set-Off of the Share Consideration, Buyer shall calculate the price per share with a VWAP End Date of three trading days prior to the applicable Share Payment Date (or, if final determination of the Set-Off has occurred following the applicable Share Payment Date, three trading days prior to such final determination). For any indemnifiable Losses to Buyer for which Buyer does not seek a Set-Off, Buyer shall provide notice and reasonable details of such Losses actually incurred to Representative. The Sellers shall thereafter pay to Buyer the amount of such Losses within ten Business Days following such notice being sent to Representative, and, for the avoidance of doubt, such indemnification obligation shall be joint and several amongst the Sellers.

(e) Limitation of Liability. EACH PARTY’S AGGREGATE LIABILITY ARISING OUT OF OR RELATED TO THIS AGREEMENT, WHETHER ARISING OUT OF OR RELATED TO BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE) OR OTHERWISE, SHALL BE LIMITED TO THE VALUE OF THE POST-CLOSING PAYMENTS; provided, however, that the limitations in this Section 6(e) will not apply to either party’s liability for a breach of any Fundamental Representation, Specified Losses, gross negligence, intentional misconduct, fraud or breach of their confidentiality obligations in Section 7(j) or Buyer’s payment obligations hereunder. Further, Sellers shall not be liable for indemnifiable Losses of the Buyer related to the breach of any representation of any Seller set forth in Section 2 (other than Fundamental Representations) until, and only to the extent that, the aggregate amount of all such Losses exceeds $250,000.

7.	MISCELLANEOUS

(a) Effective upon the Closing Date, each Seller, on the Seller’s own behalf and on behalf of the Seller’s affiliates and any other Person that may claim by, through or under any Seller or any Seller’s affiliates (collectively, the “Releasing Parties”), hereby (a) fully, finally and irrevocably agree to remise, release, and forever discharge the Company and its current and former officers, directors, managers, members, operators, as well as its parent, affiliate, related parties, and subsidiary corporations, and their employees, agents, deputies, attorneys, successors, assigns, predecessors, representatives, insurers, heirs, executors and assigns, experts, consultants, and independent adjusters (collectively, “Releasees”) from any and all actions, causes of action, suits, claims for sums of money, contracts, controversies, agreements, costs, attorneys’ fees, expenses, damages, settlements, judgments, and demands whatsoever in law or in equity, known or unknown, now existing or hereafter arising, whether contractual, extra- contractual, in tort or otherwise, as of, and including, the Closing Date, and (b) agrees that no Releasing Party will bring or voluntarily participate in or assist in any action that relates to any matter released pursuant to this Section 7(a); provided, however, that such release and covenant shall not apply to any claims against the Buyer arising under this Agreement or any other Transaction Document.

(b) Further Assurances. Each party agrees to (i) execute and deliver, or cause to be executed and delivered, all such other and further agreements, documents and instruments and (ii) take or cause to be taken all such other and further actions as the other party may reasonably request to effectuate the intent and purposes, and carry out the terms, of this Agreement and the Transaction Documents. Furthermore, any dividends relating to the Shares, whether paid in cash, in kind or in any other form, paid on or after the Closing Date, shall be for the account of Buyer. If at any time after the Closing Date, any Seller receives a dividend relating to the Shares, such Seller shall (i) accept and hold such dividend on behalf of and for the sole benefit of Buyer, (ii) have no equitable or beneficial interest in the dividend, and (iii) deliver the dividend (free of any withholding, setoff, or deduction of any kind except as required by law) promptly (and in the case of a cash dividend, within three (3) business days of receiving such Dividend) to Buyer in the same form received, except to the extent prohibited under any applicable law, rule or order. If a dividend includes securities or other non-cash dividend, such Seller shall, to the extent permitted by law, endorse (without recourse, representation or warranty) or use commercially reasonable efforts to assist Buyer to cause to be registered in Buyer’s name, or such name as Buyer may direct, and deliver such securities to Buyer or to such entity as Buyer may direct as soon as practicable.

(c) Survival. Except as otherwise provided for in Sections 6(a-b), All representations, warranties, covenants and agreements contained in or made pursuant to this Agreement shall survive the consummation of the transactions contemplated hereunder indefinitely.

(d) Governing Law; Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware (without regard to any conflicts of law provision that would require the application of the laws of any other jurisdiction). Each of the Sellers and Buyer irrevocably and unconditionally submit to and accept the exclusive jurisdiction of the state and federal courts located in the State of Delaware for any action, suit or proceeding arising out of or based upon this Agreement or any matter relating to it, and waives any objection that it may have to the laying of venue in any such court or that any such court is an inconvenient forum or does not have personal jurisdiction over it. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE TO, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION WITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

(e) Section Headings. The headings of the sections and subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part thereof.

(f) Expenses. Except as otherwise stated herein, each party will be responsible for its own costs and expenses in connection with the transactions contemplated by this Agreement.

(g) Successors and Assigns. This Agreement and the Transaction Documents shall inure to the benefit of and be binding upon the successors and permitted assigns of each of the parties. In no event will either party assign or transfer any of its rights or obligations hereunder without the express prior written consent of the other party. Nothing in this Agreement, express or implied, is intended or shall be construed to give any Person other than the parties to this Agreement and their respective successors or permitted assigns any legal or equitable right, remedy or claim under or in respect of any agreement or any provision contained herein.

(h) Entire Agreement; Amendment and Waiver. This Agreement and the Transaction Documents constitute the entire understanding of the parties hereto and supersede all prior understandings among such parties. If there is any inconsistency or conflict between this Agreement and the Transaction Documents, the provisions of this Agreement shall govern and control. This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of Representative and Buyer.

(i) Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement. Transmission by facsimile or other form of electronic transmission of an executed counterpart of this Agreement will be deemed to constitute due and sufficient delivery of such counterpart.

(j) Confidentiality. Each of the Sellers and Buyer agrees that, without the prior written consent of the other party, it shall not disclose the contents of this Agreement, any Transaction Document, the transactions contemplated hereby and thereby, or any other agreement or communication regarding such transactions (collectively, the “Confidential Information”) to any Person, except that any party may make any such disclosure (a) as required to implement or enforce this Agreement, (b) if required to do so by any law, court, regulation, subpoena or other legal process, (c) to any Governmental Authority or self- regulatory entity having or asserting jurisdiction over it, (d) if its attorneys advise it that it has a legal obligation to do so or that failure to do so may result in it incurring a liability to any other Person or sanctions that may be imposed by any Governmental Authority, (e) to its affiliates, directors, officers, employees, agents, advisors, counsel, accountants and auditors; and (f) such insider filings and announcements as are required by either Buyer or any Seller, or by the Company, under U.S. securities laws, provided that such Seller shall provide Buyer with reasonable opportunity to review and consent to any such disclosures that identify Buyer or any Buyer related party in advance of making such filing. Buyer shall be permitted to make a public announcement regarding the completion of this Agreement, provided that, to the extent permitted by Law, Buyer shall give Representative advance notice of any such announcement. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), the Sellers shall not make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of Buyer. Buyer and Sellers acknowledge and agree that (a) the Confidential Information is valuable and of a special and unique character to Buyer, (b) monetary damages would not be a sufficient remedy should a Seller or Representative breach this Section 7(j), (c) the interests of Buyer would be irreparably and immediately injured by any such breach of this Agreement, and (d) in addition to any other legal relief to which Buyer may be entitled, Buyer shall be entitled to a grant of specific performance and other injunctive and equitable relief as a remedy for any breach or threatened breach of this Agreement, without the proof of actual damages or the securing or posting of any bond or similar requirement.

(k) Severability of Provisions. The invalidity or unenforceability of any particular provision of this Agreement, or any agreement or certificate entered into in connection with the transactions contemplated hereby, shall not affect the other provisions hereof or thereof, which shall continue in full force and effect.

(l) Notices. All notices, requests, demands and other communications to any party or given under this Agreement will be in writing and delivered personally, by overnight delivery or courier, by registered mail or by telecopier (with confirmation received) to the parties at the address or telecopy number specified for such parties on Schedule II hereto (or at such other address or telecopy number as may be specified by a party in writing given at least five business days prior thereto). All notices, requests, demands and other communications will be deemed delivered when actually received.

(m) Representative.

(i) Mr. Chang is hereby appointed, authorized and empowered to act the Representative, for the benefit of Sellers, as the exclusive agent and attorney-in-fact to act on behalf of each Seller, in connection with and to facilitate the consummation of the transactions contemplated hereby, including pursuant to the Transaction Documents, which will include the power and authority:

(1) to execute and deliver the Transaction Documents (with such amendments, modifications or changes therein as to which the Representative, in its sole discretion, will have consented) and to agree to such amendments or modifications thereto as the Representative, in its sole discretion, determines to be desirable;

(2) to negotiate, execute and deliver such waivers, modifications, amendments, consents and other documents required or permitted to be given in connection with this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby as the Representative, in its sole discretion, may deem necessary or desirable;

(3) to take any action on behalf of any Seller that may be necessary or desirable, as determined by the Representative in its sole discretion, in connection with negotiating or entering into settlements, resolutions and compromises with respect to the adjustments or payments contemplated by this Agreement;

(4) to collect and receive all moneys and other proceeds and property payable to the Representative or Sellers from Buyer as described herein or in any Transaction Document, and, subject to any applicable withholding retention laws, and net of any out-of-pocket expenses incurred by the Representative, the Representative will disburse and pay, except as otherwise provided hereunder, any amount payable to a Seller as the Sellers have agreed or shall agree;

(5) as the Representative, to enforce and protect the rights and interests of Sellers and to enforce and protect the rights and interests of the Representative arising out of or under or in any manner relating to this Agreement and the Transaction Documents or the transactions provided for herein or therein, and to take any and all actions which the Representative believes are necessary or appropriate under the Transaction Documents or this Agreement, including actions in connection with the determination of any payment due hereunder or thereunder for and on behalf of the Sellers, including (A) assert any claim or institute any action, proceeding or investigation; (B) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by an Buyer or any other Person, or by any Governmental Authority against the Representative or a Seller, and receive process on behalf of any Seller in any such claim, action, proceeding or investigation and compromise or settle on such terms as the Representative will determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, proceeding or investigation; (C) file any proofs of debt, claims and petitions as the Representative may deem advisable or necessary; (D) settle or compromise any claims asserted under this Agreement or the Transaction Documents; and (E) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation, it being understood that the Representative will not have any obligation to take any such actions, and will not have any liability for any failure to take any such actions;

(6) to refrain from enforcing any right of any Seller or the Representative arising out of or under or in any manner relating to this Agreement, the Transaction Documents or any other agreement, instrument or document in connection with the foregoing; provided, however, that no such failure to act on the part of the Representative, except as otherwise provided in this Agreement, will be deemed a waiver of any such right or interest by the Representative or by such unless such waiver is in writing signed by the waiving party or by the Representative; and

(7) to make, execute, acknowledge, deliver and receive all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action that the Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement, the Transaction Documents, and all other agreements, documents or instruments referred to herein or therein or executed in connection herewith and therewith.

(ii) All actions decisions and instructions of the Representative will be conclusive and binding upon each Seller and no Seller nor any other Person acting on behalf of a Seller will have any claim or cause of action against the Representative, and the Representative will have no liability to any Seller or any other Person acting on behalf of a Seller, for any action taken, decision made or instruction given by the Representative in connection with this Agreement or any Transaction Documents, except in the case of the Representative’s own gross negligence or willful misconduct. In the performance of its duties hereunder, the Representative will be entitled to rely upon any document or instrument reasonably believed by it to be genuine, accurate as to content and signed by any Seller, Buyer, or any other Person. The Representative may assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

(iii) The Representative will have such powers and authority as are necessary or appropriate to carry out the functions assigned to it under this Agreement and in any other document delivered in connection herewith. The Representative will be entitled to engage such counsel, experts and other agents and consultants as it may deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of willful misconduct on the part of the Representative) will be entitled to conclusively rely on the opinions and advice of such Persons. Notwithstanding anything to the contrary contained herein, the Representative in its capacity as such will have no fiduciary duties or responsibilities to any Seller and no duties or responsibilities except for those expressly set forth herein, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of any Seller will otherwise exist against or with respect to the Representative in its capacity as such.

(iv) In no event will the Representative be liable to any Seller hereunder or in connection herewith for any special, indirect, consequential, contingent, speculative, punitive or exemplary damages, or lost profits, diminution in value or any damages based on any type of multiple of earnings, cash flow or similar measure or for any liabilities resulting from the actions of a Seller other than the Representative acting in its capacity as such. The Buyer will have the right to rely upon all actions taken or omitted to be taken by the Representative pursuant to this Agreement and the Transaction Documents, all of which actions or omissions will be legally binding upon the Sellers. The grant of authority provided for herein (i) is coupled with an interest and will be irrevocable by any act of any Seller or by operation of Law and all of the indemnities, immunities, authority and power granted to the Representative hereunder will survive the death, incompetency, bankruptcy or liquidation of any Seller and (ii) will survive the closing or any termination of this Agreement or any Transaction Documents.

(v) The Representative will not be liable to Sellers for any act done or omitted hereunder as Representative while acting in good faith. Sellers will indemnify the Representative and hold the Representative harmless against any loss, liability or expense incurred without gross negligence or willful misconduct on the part of the Representative or any of its affiliates and any of their respective partners, members, attorneys, accountants, advisors or controlling Persons and arising out of or in connection with the acceptance or administration of the Representative’s duties hereunder, including the reasonable fees and expenses of any legal counsel retained by the Representative.

(vi) Any resignation by the Representative will not be effective until a new Representative will be appointed by the affirmative vote of at least 75% of the Sellers. If the Representative is a natural Person, upon the death or disability of Representative, the Sellers shall elect a replacement Representative by the approval of greater than 50% of the remaining Sellers within twenty Business Days of such death or disability.

(signatures on following page)

IN WITNESS WHEREOF, this Agreement is executed as of the date set forth above.

SELLERS:

CP ACQUISITIONS, LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Managing Director

GIC ACQUISITION LLC

By:	/s/ Raymond Nobu Chang
Name:	Raymond Nobu Chang
Title:	Managing Director

M CANNAN CAPITAL, LLC

By:	/s/ Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M OLIVET CAPITAL, LLC

By:	/s/ Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

M ZION CAPITAL, LLC

By:	/s/ Jenny Chan
Name:	I-Tseng Jenny Chan
Title:	Manager

RTC3 2020 IRREVOCABLE TRUST

By:	/s/ Johanna Wise Sullivan
Name:	Johanna Wise
Title:	Sullivan Trustee

RAYMOND N. CHANG

/s/ Raymond N. Chang

I-TSENG JENNY CHAN

/s/ I-Tseng Jenny Chan

CHINWEI WANG

/s/ Chinwei Wang

SELLER REPRESENTATIVE:

RAYMOND N. CHANG

/s/ Raymond N. Chang

BUYER:

RSLGH, LLC

By:	/s/ Benjamin Kovler
Name:	Benjamin Kovler
Title:	Authorized Signatory